
02003373

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SECURITIES A... ...ON
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


RECEIVED
MAR 0 1 2002
354

SEC FILE NUMBER
8-41505

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/ 01 /01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Melvin Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Boulevard, Suite 3440
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher C. Melvin (312) 341-7000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

30 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, **Christopher C. Melvin**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Melvin Securities, LLC**, as of **December 31, 2001,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer

Title



Notary Public


"OFFICIAL SEAL"
HOWARD SPIVACK
NOTARY PUBLIC, STATE OF ILLINOIS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m)A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS



McGLADREY & PULLEN, LLP
Certified Public Accountants

RSM

INDEPENDENT AUDITOR'S REPORT

To the Members
Melvin Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Melvin Securities, LLC as of December 31, 2001, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Melvin Securities, LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 15, 2002

MELVIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$ 21,051
Receivable from broker-dealers	1,974,880
Securities owned, at market value	1,295,469
Investment in limited liability company	10,014
Exchange memberships, at cost (market value $50,000)	14,500
Due from affiliate	140
Furniture and equipment at cost, less accumulated depreciation of $74,863	20,206
Other assets	30,431
	$ 3,366,691

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Securities sold, not yet purchased, at market value	$ 2,231,535
Accounts payable and accrued expenses	368,224
Due to affiliate	28,727
	2,628,486
Members' Capital	738,205
	$ 3,366,691

The accompanying notes are an integral part of the statement of financial condition.

MELVIN SECURITIES, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business

Melvin Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission conducting business as an institutional broker, floor broker and registered market maker on the Chicago Stock Exchange, Inc. (CHX) and with the Nasdaq Stock Market, Inc. The Company is also registered as an introducing broker with the National Futures Association and participates in securities underwritings. All securities transactions are carried and cleared by other broker-dealers on a fully disclosed basis. The Company operates under the provisions of Paragraph (k)(2(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in conjunction with its activities as a broker-dealer and does not hold funds or securities for or owe money or securities to customers.

Note 2. Significant Accounting Policies

Use of estimates: The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all demand deposits and investments with daily maturities to be cash equivalents.

Securities transactions: Securities owned and securities sold, not yet purchased, are corporate stocks which are marked to market.

Exchange memberships: Exchange memberships are carried at cost or, if other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. Management believes that no such impairment in value occurred in 2001. Market values are based on the last quoted sale.

Furniture and equipment: Furniture and equipment consist of furniture and computer equipment and are being depreciated over the useful lives of the assets, generally five years, primarily by the straight-line method.

Income taxes: As a limited liability company, the Company is not subject to federal income taxes. The members separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. Therefore, these statements do not include any provision for federal corporation income taxes.

Note 3. Related Parties

The amount due to an affiliate at December 31, 2001, for shared administrative costs totaled $28,727.

Note 4. Commitments

Minimum annual rentals under a lease for office space which expires on April 30, 2001, are $54,936. The lease contains provisions for rent escalations based on increases in certain costs incurred by the lessor.

Note 5. Off-Balance-Sheet Risk and Concentration of Credit

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by other broker-dealers on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealers represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing brokers. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

In addition, the Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001. The Company monitors such risk on a daily basis.

Note 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital of $124,565 which was $24,565 in excess of its required net capital of $100,000. The Company's net capital ratio was 3.19 to 1.

MELVIN SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

This report is filed pursuant to Rule 17a-5(e)
under the Securities Exchange Act of 1934
as a Public Document.